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<FILENAME>sg13gtitan.txt
UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

TITAN INTERNATIONAL INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88830M102
(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

1.
Names of Reporting Persons.

SOCIETE GENERALE

2.
Check the Appropriate Box if a Member of a Group
(a) [  ]
(b) [  ]

3.
SEC Use Only

4.
Citizenship or Place of Organization
France

Number of Shares Beneficially Owned by Each Reporting Person

5.
Sole Voting Power
3,196,321

6.
Shared Voting Power
None

7.
Sole Dispositive Power
3,196,321

8.
Shared Dispositive Power
None

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
3,196,321

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)
[  ]

11.
Percent of Class Represented by Amount in Row (9)
5.97

12.
Type of Reporting Person:
FI

Item 1(a). Name of Issuer:
TITAN INTERNATIONAL Inc

Item 1(b). Address of Issuer's Principal Executive Offices:
2701 SPRUCE ST,QUINCY ILLINOIS 62301

Item 2(a). Name of Person Filing

This Statement is filed on behalf of each of the following person:
Societe Generale


Item 2(b). Address of Principal Business Office or, if None,
Residence
The address of the principal business office of Societe Generale is 29, Boulevard Haussmann, 75009, Paris, France.

Item 2(c). Citizenship
Societe Generale is a French company.

Item 2(d). Title of Class of Securities:
Common Stock

Item 2(e). CUSIP Number:  88830M102


Item 3. If This Statement is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b) or (c),
Check Whether the Person Filing is a:

(a)[  ]
Broker or dealer registered under Section 15 of the Exchange Act.
(b)[  ]
Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)[  ]
Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)[  ]
Investment company registered under Section 8 of the Investment Company
Act.
(e)[  ]
An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)[  ]
An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)[  ]
A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)[  ]
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)[  ]
A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)[  ]
Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership:

Item 4(a) Amount Beneficially Owned:  3,196,321


Item 4(b) Percent of Class:  5.97%

Item 4(c) Number of Shares of which such person has:

(i) Sole power to vote or direct the vote:  3,196,321


(ii) Shared power to vote or direct the vote:  None


(iii) Sole power to dispose or direct the disposition of:  3,196,321


(iv) Shared power to dispose or direct the disposition of:  None


Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security
Being Reported on By the Parent Holding Company:
This Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group:
This Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10. Certification:

By signing below the Reporting Person certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013

SOCIETE GENERALE

----------------------------
By: _/s/ Francois Barthelemy

Name: Francois Barthelemy

Title:   Managing Director